May 7, 2010

Neuberger Berman High Yield Strategies Fund Inc.
605 Third Avenue, 2nd Floor
New York, NY  10158

Ladies and Gentlemen:

We have acted as counsel to Neuberger Berman High Yield Strategies Fund Inc., a Maryland corporation (the “Corporation”), in connection with the filing with the Securities and Exchange Commission (the “SEC”) of the Corporation’s registration statement on Form N-14 (the “Registration Statement”) under the Securities Act of 1933, as amended (the “1933 Act”), registering the common stock, par value $0.0001 per share (the “Shares”), of the Corporation to be issued to Nueberger Berman Income Opportunity Fund Inc. (the "Acquired Fund") pursuant to an Agreement and Plan of Reorganization, the form of which is being filed as part of the Registration Statement (the “Agreement”).  The Agreement to be entered into by  the Corporation, the Acquired Fund and Neuberger Berman High Yield Strategies Fund provides for the transfer of the Acquired Fund's assets to, and the assumption of the Acquired Fund's liabilities by, the Corporation in exchange solely for a number of Shares (and cash in lieu of certain fractional shares) determined in the manner specified in the Agreement, such Shares to be distributed pro rata to shareholders of the Acquired Fund's in complete liquidation of the Acquired Fund.

You have requested our opinion as to the matters set forth below in connection with the filing of the Registration Statement.  For purposes of rendering that opinion, we have examined the Registration Statement, the Agreement, the Corporation’s Articles of Incorporation and Bylaws, and the corporate action of the Corporation that provides for the issuance of the Shares, and we have made such other investigation as we have deemed appropriate.  We have examined and relied upon certificates of public officials and, as to certain matters of fact that are material to our opinions, we also have relied on a certificate of an officer of the Corporation.  In rendering our opinion, we also have made the assumptions that are customary in opinion letters of this kind.  We have not verified any of those assumptions.

Our opinion, as set forth herein, is based on the facts in existence and the laws in effect on the date hereof and is limited to the federal laws of the United States of America and the laws of the State of Maryland that, in our experience, generally are applicable to the issuance of shares by entities such as the Corporation.  We express no opinion with respect to any other laws.

Neuberger Berman High Yield Strategies Fund Inc.
May 7, 2010

Based upon and subject to the foregoing, we are of the opinion that (1) the Shares being registered pursuant to the Registration Statement have been duly authorized for issuance by the Corporation; and (2) when issued and paid for upon the terms provided in the Agreement, the Shares to be issued to the Acquired Fund pursuant to the Agreement will be validly issued, fully paid, and nonassessable.

This opinion is rendered solely in connection with the filing of the Registration Statement.  We hereby consent to the filing of this opinion with the SEC in connection with the Registration Statement and to the reference to this firm in the Registration Statement.  In giving our consent we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the 1933 Act or the rules and regulations of the SEC thereunder.

Very truly yours,

/s/ K&L Gates LLP